Exhibit 99.1

New Gold Announces Launch of $400 million Senior Notes Offering to Fund Redemption of Outstanding 6.25% Senior Notes

(All dollar figures are in US dollars unless otherwise indicated)

June 10, 2020 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) today announced that it has commenced an offering of $400 million aggregate principal amount of Senior Notes due 2027 (the "Notes"). New Gold intends to use the net proceeds from the offering of the Notes, together with cash on hand, to fund the redemption of its outstanding 6.25% Senior Notes due 2022 (the "Existing Notes"), and to pay related fees and expenses.

Pursuant to the terms of the indenture governing the Existing Notes, New Gold will issue a conditional notice of redemption to redeem the outstanding Existing Notes, which redemption will be conditional upon the successful completion of the offering of the Notes.

The Notes will be offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain prospectus exemptions.

The offer and sale of the Notes will not be registered under the Securities Act and the Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation).  New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility.

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than of historical fact, that address activities, events or developments that New Gold believes, expects or anticipates will or may occur in the future are forward-looking statements, including the completion and timing of this offering and the intended use of proceeds from this offering to redeem [a portion of] the Existing Notes. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such forward-looking statements.  Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

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